

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2026

M. Moina Banerjee
Chief Financial Officer
JBG SMITH Properties
4747 Bethesda Avenue, Suite 200
Bethesda, MD 20814

Re: JBG SMITH Properties
Form 10-K for the fiscal year ended December 31, 2025
File No. 001-37994

Dear M. Moina Banerjee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Angela Valdes